Results of Annual Meeting of Stockholders (unaudited)

On October 20, 2015, the Annual Meeting of Stockholders of the Fund was held and the following matter were voted upon based on 21,109,119 shares of common stock outstanding on the record date of August 24, 2015.

(1)	To approve the election of two directors to hold office until the year 2018 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Robert E. Dean	16,649,403	879,138
Scott B. Rogers	16,671,681	856,860